UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31720 / July 21, 2015

_____

In the Matter of   :
                                                                                              :
CONTEXT CAPITAL ADVISERS, LLC   :
CONTEXT ADVISERS II, L.P.   :
401 City Avenue, Suite 815   :
Bala Cynwyd, PA 19004   :
                                                                                              :
CONTEXT CAPITAL FUNDS   :
Three Canal Plaza, Suite 600   :
Portland, Maine 04101   :
                                                                                              :
 (812-14392)   :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Context Capital Advisers, LLC, Context Advisers II, L.P. and Context Capital Funds filed an application on November 26, 2014 and an amendment to the application on April 13, 2015 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act. The order would permit open-end management investment companies relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On June 24, 2015, a notice of the filing of the application was issued (Investment Company Act Release No. 31689). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Context Capital Advisers, LLC, Context Advisers II, L.P. and Context Capital Funds (File No. 812-14392) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary